Brookfield

2023
INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

Brookfield Renewable Corporation

AS AT MARCH 31, 2023 AND DECEMBER 31, 2022
AND FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	March 31, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	12	$657	$642
Restricted cash	13	28	44
Trade receivables and other current assets	14	1,070	1,321
Financial instrument assets	4	113	106
Due from related parties	17	947	615
Assets held for sale		—	698
		2,815	3,426
Financial instrument assets	4	470	481
Equity-accounted investments	11	561	451
Property, plant and equipment, at fair value	7	38,264	37,828
Intangible assets		206	208
Goodwill		747	723
Deferred income tax assets	6	78	70
Other long-term assets		109	101
Total Assets		$43,250	$43,288
Liabilities
Current liabilities
Accounts payable and accrued liabilities	15	$597	$621
Financial instrument liabilities	4	209	270
Due to related parties	17	560	464
Non-recourse borrowings	8	1,475	1,299
Provisions		16	16
Liabilities directly associated with assets held for sale		—	217
BEPC exchangeable and class B shares	10	5,427	4,364
		8,284	7,251
Financial instrument liabilities	4	459	578
Non-recourse borrowings	8	12,450	12,416
Deferred income tax liabilities	6	5,408	5,263
Provisions		359	341
Other long-term liabilities		579	615
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	10,512	10,680
Participating non-controlling interests – in a holding subsidiary held by the partnership	9	279	271
The partnership	10	4,920	5,873
Total Equity		15,711	16,824
Total Liabilities and Equity		$43,250	$43,288

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Corporation:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2023

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED (MILLIONS)		Three months ended March 31
	Notes	2023	2022
Revenues	17	$1,066	$929
Other income		13	64
Direct operating costs(1)		(304)	(291)
Management service costs	17	(36)	(52)
Interest expense	8	(306)	(228)
Share of earnings (loss) from equity-accounted investments	11	3	(2)
Foreign exchange and financial instruments (loss) gain	4	110	(33)
Depreciation	7	(306)	(296)
Other		(34)	(26)
Remeasurement of BEPC exchangeable and class B shares	10	(1,063)	(909)
Income tax expense
Current	6	(38)	(38)
Deferred	6	(25)	—
		(63)	(38)
Net loss		$(920)	$(882)
Net loss attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$143	$90
Participating non-controlling interests – in a holding subsidiary held by the partnership	9	2	4
The partnership		(1,065)	(976)
		$(920)	$(882)
The accompanying notes are an integral part of these interim consolidated financial statements.
(1) Direct operating costs exclude depreciation expense disclosed below.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2023

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

UNAUDITED (MILLIONS)		Three months ended March 31
	Notes	2023	2022
Net loss		$(920)	$(882)
Other comprehensive income (loss) that will not be reclassified to net income:
Revaluations of property, plant and equipment	7	(49)	(2)
Actuarial gain on defined benefit plans		—	3
Deferred income taxes on above items		3	(2)
Total items that will not be reclassified to net income		(46)	(1)
Other comprehensive income (loss) that may be reclassified to net income:
Foreign currency translation		246	689
Gains (losses) arising during the period on financial instruments designated as cash-flow hedges	4	140	(59)
Unrealized loss on foreign exchange swaps net investment hedge	4	(16)	(43)
Reclassification adjustments for amounts recognized in net income	4	(49)	55
Deferred income taxes on above items		(12)	(12)
Equity-accounted investments	11	1	3
Total items that may be reclassified subsequently to net income		310	633
Other comprehensive income		264	632
Comprehensive loss		$(656)	$(250)
Comprehensive loss attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$294	$380
Participating non-controlling interests – in a holding subsidiary held by the partnership	9	7	32
The partnership		(957)	(662)
		$(656)	$(250)

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2023

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income				Non-controlling interests
UNAUDITED THREE MONTHS ENDED MARCH 31 (MILLIONS)	The partnership	Foreign currency translation	Revaluation surplus	Other	Total	Participating non-controlling interests – in a holding subsidiary held by the partnership	Participating non-controlling interests – in operating subsidiaries	Total equity
Balance, as at December 31, 2022	$(3,186)	$(1,582)	$10,615	$26	$5,873	$271	$10,680	$16,824
Net income (loss)	(1,065)	—	—	—	(1,065)	2	143	(920)
Other comprehensive income (loss)	—	73	(8)	43	108	5	151	264
Capital contributions	—	—	—	—	—	—	52	52
Disposals (Note 3)	34	—	(34)	—	—	—	(388)	(388)
Dividends declared	—	—	—	—	—	—	(144)	(144)
Other	(3)	—	6	1	4	1	18	23
Change in period	(1,034)	73	(36)	44	(953)	8	(168)	(1,113)
Balance, as at March 31, 2023	$(4,220)	$(1,509)	$10,579	$70	$4,920	$279	$10,512	$15,711

Balance, as at December 31, 2021	$(4,834)	$(1,568)	$10,125	$(56)	$3,667	$261	$10,297	$14,225
Net income (loss)	(976)	—	—	—	(976)	4	90	(882)
Other comprehensive income (loss)	—	318	(2)	(2)	314	28	290	632
Capital contributions	—	—	—	—	—	—	61	61
Dividends declared	—	—	—	—	—	—	(165)	(165)
Other	2	—	7	—	9	—	—	9
Change in period	(974)	318	5	(2)	(653)	32	276	(345)
Balance, as at March 31, 2022	$(5,808)	$(1,250)	$10,130	$(58)	$3,014	$293	$10,573	$13,880
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2023

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended March 31
(MILLIONS)	Notes	2023	2022
Operating activities
Net loss		$(920)	$(882)
Adjustments for the following non-cash items:
Depreciation	7	306	296
Unrealized financial instruments gain (loss)	4	(108)	55
Share of earnings (loss) from equity-accounted investments	11	(2)	2
Deferred income tax expense	6	25	—
Other non-cash items		24	(12)
Remeasurement of BEPC exchangeable shares and class B shares	10	1,063	909
Dividends received from equity-accounted investments	11	1	—
		389	368
Changes in due to or from related parties		24	4
Net change in working capital balances		179	(120)
		592	252
Financing activities
Proceeds from non-recourse borrowings	8	350	681
Repayment of non-recourse borrowings	8	(345)	(665)
Capital contributions from non-controlling interests	9	52	61
Distributions paid:
To participating non-controlling interests	9	(133)	(165)
Related party borrowings, net		(286)	174
		(362)	86
Investing activities
Acquisitions, net of cash and cash equivalents, in acquired entity		(81)	—
Investment in property, plant and equipment	7	(162)	(168)
Proceeds from disposal of assets		3	—
Restricted cash and other	13	13	(2)
		(227)	(170)
Foreign exchange gain (loss) on cash		12	1
Cash and cash equivalents
Increase		15	169
Balance, beginning of period		642	525
Balance, end of period		$657	$694
Supplemental cash flow information:
Interest paid		$270	$211
Interest received		$14	$5
Income taxes paid		$23	$6
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2023

BROOKFIELD RENEWABLE CORPORATION
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Brookfield Renewable Corporation (“BEPC” or the “company) and its subsidiaries, own and operate a portfolio of renewable power and sustainable solution assets primarily in North America, South America and Europe. BEPC was formed as a corporation established under the British Columbia Business Corporation Act on September 9, 2019 and is a subsidiary of Brookfield Renewable Partners L.P. (“BEP”), or, collectively with its controlled subsidiaries, including BEPC (“Brookfield Renewable”, or, collectively with its controlled subsidiaries, excluding BEPC, (the “partnership”). Brookfield Corporation (“Brookfield Corporation” or together with its controlled subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Corporation, “Brookfield”) is our company’s ultimate parent.
The class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BEPC”.
The registered head office of Brookfield Renewable Corporation is 250 Vesey Street, New York, NY, United States.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2023

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s December 31, 2022 audited consolidated financial statements. The interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2022 audited consolidated financial statements.
The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These interim financial statements were authorized for issuance by the Board of Directors of the company and authorized of issue on May 5, 2023.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, €, R$, and COP are to United States (“U.S.”) dollars, Euros, Brazilian reais, and Colombian pesos, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of presentation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
(c) Consolidation
These interim consolidated financial statements include the accounts of the company and its subsidiaries, which are the entities over which the company has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of the company’s subsidiaries are shown separately in equity in the interim consolidated statements of financial position.
(d) Recently adopted accounting standards
IFRS Interpretations Committee Agenda Decision - Demand Deposits with Restriction on Use Arising from a
Contract with a Third Party (IAS 7 Statement of Cash Flows)
In April 2022, the IFRS Interpretations Committee (“IFRS IC”) concluded that restrictions on the use of a demand deposit arising from a contract with a third party do not result in the deposit no longer being cash, unless those restrictions change the nature of the deposit in a way that it would no longer meet the definition of cash in IAS 7 Statement of Cash Flows. In the fact pattern described in the request, the contractual restrictions on the use of the amounts held in the demand deposit did not change the nature of the deposit — the entity can access those amounts on demand. Therefore, the entity should include the demand deposit as a component of “cash and cash equivalents” in its statement of financial position and in its statement of cash flows. Brookfield Renewable has completed the assessment and implemented its transition plan that addresses the impact of this IFRS IC agenda decision. The effect on the consolidated statements of cash flows is an increase to Cash and cash equivalents of $136 million and a decrease of $21 million to cash used in investing activities for the three months ended March 31, 2022.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2023

(e) Future changes in accounting policies
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. The company is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with potential impact on the company.
2. ACQUISITIONS
Brazil Wind Portfolio
On March 3, 2023, the company, together with its institutional partners, completed the acquisition of 100% interest in a 136 MW portfolio of wind assets in Brazil. The purchase price of this acquisition, including working capital and closing adjustments, was $95 million. The company holds an approximately 22.5% economic interest.
The preliminary purchase price allocations, at fair value, as at March 31, 2023, with respect to the acquisitions are as follows:

(MILLIONS)	Brazil Wind Portfolio
Cash and cash equivalents	$10
Trade receivables and other current assets	9
Property, plant and equipment, at fair value	125
Other non-current assets	19
Accounts payable and accrued liabilities	(16)
Current portion of non-recourse borrowings	(4)
Non-recourse borrowings	(46)
Provisions	(2)
Fair value of net assets acquired	95
Purchase price	$95

3. DISPOSAL OF ASSETS
On March 17, 2023, the company’s institutional partners completed the sale of a 78% interest in a 378 MW operating hydroelectric portfolio in the U.S., of which 28% was sold to affiliates of Brookfield Corporation. The company retained its 22% interest in the investment and accordingly, did not receive proceeds from the sale. Subsequent to the completion of the sale, the company no longer consolidates this investment and recognized its interest as an equity-accounted investment. As a result of the disposition, the company derecognized $667 million of total assets and $191 million of total liabilities from the consolidated statements of financial positions. The company’s post-tax portion of the accumulated revaluation surplus of $34 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.
4. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
The company`s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. The company uses financial instruments primarily to manage these risks.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2023

readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.
The following table presents the company's assets and liabilities including energy derivative contracts, power purchase agreements accounted for under IFRS 9 (“IFRS 9 PPAs”), interest rate swaps, foreign exchange swaps and tax equity measured and disclosed at fair value classified by the fair value hierarchy:

	March 31, 2023				December 31, 2022
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$657	$—	$—	$657	$642
Restricted cash(1)	55	—	—	55	68
Financial instrument assets(1)
IFRS 9 PPAs	—	—	3	3	1
Energy derivative contracts	—	58	—	58	33
Interest rate swaps	—	225	—	225	261
Investments in equity securities	—	297	—	297	292
Property, plant and equipment	—	—	38,264	38,264	37,828
Liabilities measured at fair value:
Financial instrument liabilities(1)
IFRS 9 PPAs	—	—	(146)	(146)	(189)
Energy derivative contracts	—	(95)	—	(95)	(231)
Interest rate swaps	—	(13)	—	(13)	(14)
Foreign exchange swaps	—	(74)	—	(74)	(61)
Tax equity	—	—	(340)	(340)	(353)
Liabilities for which fair value is disclosed:
BEPC exchangeable and class B shares(2)	(5,427)	—	—	(5,427)	(4,364)
Non-recourse borrowing(1)	(1,807)	(11,912)	—	(13,719)	(12,847)
Total	$(6,522)	$(11,514)	$37,781	$19,745	$21,066
(1)Includes both the current amount and long-term amounts
(2)BEPC class C shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 10 –BEPC Exchangeable shares, BEPC Class B shares and BEPC Class C shares, the BEPC class C shares meet certain qualifying criteria and are presented as equity.
There were no transfers between levels during the three months ended March 31, 2023.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2023

Financial instruments disclosures
The aggregate amount of our company's net financial instrument positions are as follows:

	March 31, 2023			December 31, 2022
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
Energy derivative contracts	$58	$95	$(37)	$(198)
IFRS 9 PPAs	3	146	(143)	(188)
Interest rate swaps	225	13	212	247
Foreign exchange swaps	—	74	(74)	(61)
Investments in debt and equity securities	297	—	297	292
Tax equity	—	340	(340)	(353)
Total	583	668	(85)	(261)
Less: current portion	113	209	(96)	(164)
Long-term portion	$470	$459	$11	$(97)
(a)   Tax equity
The company owns and operates certain projects in the United States under tax equity structures to finance the construction of utility-scale solar, distributed generation and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the interim consolidated statements of financial position.
Gain or loss on the tax equity liabilities are recognized within foreign exchange and financial instruments (loss) gain in the interim consolidated statements of income (loss).
(b)   Energy derivative contracts and IFRS 9 PPAs
The company has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in the company's interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(c)   Interest rate hedges
The company has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(d)   Foreign exchange swaps
The company has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
(e)   Investments in debt and equity securities
The company’s investments in debt and equity securities consist of investments in securities which are recorded on the statement of financial position at fair value.
The following table reflects the gains (losses) included in foreign exchange and financial instrument (loss) gain in the interim consolidated statements of income for the three months ended March 31:

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2023

	Three months ended March 31
(MILLIONS)	2023	2022
Energy derivative contracts	$70	$(140)
IFRS 9 PPAs	31	53
Interest rate swaps	(2)	22
Foreign exchange swaps	(3)	8
Tax equity	6	30
Foreign exchange gain (loss)	8	(6)
	$110	$(33)
For the three months ended March 31, 2023, the gains associated with debt and equity securities of $4 million (2022: nil) was recorded in Other on the interim consolidated statements of income (loss).
The following table reflects the gains (losses) included in other comprehensive income (loss) in the interim consolidated statements of comprehensive income (loss) for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2023	2022
Energy derivative contracts	$168	$(186)
IFRS 9 PPAs	14	37
Interest rate swaps	(38)	100
Foreign exchange swaps	(4)	(10)
	140	(59)
Foreign exchange swaps - net investment	(16)	(43)
	$124	$(102)
The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive income (loss) for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2023	2022
Energy derivative contracts	$(49)	$55
IFRS 9 PPAs	—	(2)
Interest rate swaps	—	2
	$(49)	$55
5. SEGMENTED INFORMATION
The company’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the operations, manage the operations, and allocate resources based on the type of technology, in conjunction with other segments of Brookfield Renewable.
The operations of the company are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy & sustainable solutions (distributed generation, pumped storage, carbon capture and storage, cogeneration and biomass) and 5) corporate. This best reflects the way in which the CODM reviews the results of the company.
In accordance with IFRS 8, Operating Segments, the company discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of presentation and significant accounting policies.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects the company’s share from facilities which it accounts for using consolidation and the equity method whereby the company either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides shareholders perspective that the CODM

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2023

considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to the company’s shareholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed below. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include the company’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by the company apportioned to each of the above-noted items.
The company does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent the company’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish the company’s legal claims or exposures to such items.
The company reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
The company analyzes the performance of its operating segments based on Funds From Operations. Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”).
The company uses Funds From Operations to assess the performance of the company before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. The company includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Funds From Operations in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2023

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended March 31, 2023:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Utility-scale Solar	Distributed energy & sustainable solutions	Corporate	Total
Revenues	$349	$42	$40	$38	$—	$469	$(15)	$612	$1,066
Other income	5	1	6	3	—	15	(3)	1	13
Direct operating costs	(111)	(10)	(12)	(13)	—	(146)	6	(164)	(304)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	12	—	12
	243	33	34	28	—	338	—	449
Management service costs	—	—	—	—	(36)	(36)	—	—	(36)
Interest expense(1)	(63)	(8)	(13)	(6)	—	(90)	2	(160)	(248)
Current income taxes	(9)	—	(1)	—	—	(10)	—	(28)	(38)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(2)	—	(2)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(261)	(261)
Funds From Operations	171	25	20	22	(36)	202	—	—
Depreciation						(127)	3	(182)	(306)
Foreign exchange and financial instrument gain (loss)						39	—	71	110
Deferred income tax expense						(18)	—	(7)	(25)
Other						(40)	4	2	(34)
Dividends on BEPC exchangeable shares(1)						(58)	—	—	(58)
Remeasurement of BEPC exchangeable and BEPC class B shares						(1,063)	—	—	(1,063)
Share of earnings from equity-accounted investments						—	(7)	—	(7)
Net income attributable to non-controlling interests						—	—	116	116
Net income attributable to the partnership						$(1,065)	$—	$—	$(1,065)
(1)Share of earnings from equity-accounted investments of $3 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net income attributable to participating non-controlling interests of $145 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests. Total interest expense of $306 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2023

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended March 31, 2022:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Utility-scale Solar	Distributed energy & sustainable solutions	Corporate	Total
Revenues	$266	$52	$39	$30	$—	$387	$(13)	$555	$929
Other income	20	2	12	7	—	41	—	23	64
Direct operating costs	(107)	(14)	(13)	(17)	—	(151)	8	(148)	(291)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	5	—	5
	179	40	38	20	—	277	—	430
Management service costs	—	—	—	—	(52)	(52)	—	—	(52)
Interest expense(1)	(38)	(7)	(11)	(5)	—	(61)	2	(114)	(173)
Current income taxes	(10)	—	(1)	—	—	(11)	—	(27)	(38)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(2)	—	(2)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(289)	(289)
Funds From Operations	131	33	26	15	(52)	153	—	—
Depreciation						(132)	3	(167)	(296)
Foreign exchange and financial instrument gain (loss)						(23)	2	(12)	(33)
Deferred income tax recovery (expense)						16	—	(16)	—
Other						(26)	—	—	(26)
Dividends on BEPC exchangeable shares(1)						(55)	—	—	(55)
Remeasurement of BEPC exchangeable and BEPC class B shares						(909)	—	—	(909)
Share of earnings from equity-accounted investments						—	(5)	—	(5)
Net income attributable to non-controlling interests						—	—	195	195
Net income attributable to the partnership						$(976)	$—	$—	$(976)
(1)Share of earnings from equity-accounted investments of $2 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net loss attributable to participating non-controlling interests of $94 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests. Total interest expense of $228 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2023

The following table presents information on a segmented basis about certain items in our company's statements of financial position and reconciles the company's proportionate results to the consolidated statements of financial position by aggregating the components comprising the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to the partnership						Contribution from equity- accounted investments	Attributable to non- controlling interests	As per IFRS financials
(MILLIONS)	Hydroelectric	Wind	Utility-scale Solar	Distributed energy & sustainable solutions	Corporate	Total
As at March 31, 2023
Cash and cash equivalents	$128	$42	$36	$10	$—	$216	$(10)	$451	657
Property, plant and equipment, at fair value	13,872	1,457	1,318	1,071	—	17,718	(694)	21,240	38,264
Total assets	15,711	1,652	1,446	1,118	314	20,241	(209)	23,218	43,250
Total borrowings	2,892	567	990	206	—	4,655	(196)	9,466	13,925
Other liabilities	4,420	342	203	198	5,503	10,666	(13)	2,961	13,614
As at December 31, 2022
Cash and cash equivalents	$70	$49	$60	$18	$—	$197	$(7)	$452	642
Property, plant and equipment, at fair value	13,709	1,400	1,310	1,084	—	17,503	(557)	20,882	37,828
Total assets	15,604	1,595	1,447	1,138	307	20,091	(171)	23,368	43,288
Total borrowings	2,894	613	1,025	371	—	4,903	(161)	8,973	13,715
Other liabilities	4,363	342	138	38	4,436	9,317	(10)	3,442	12,749

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2023

Additional Segment Information
The following table presents consolidated revenue split by technology for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2023	2022
Hydroelectric	$695	$569
Wind	171	183
Utility-scale Solar	147	128
Distributed energy & sustainable solutions	53	49
Total	$1,066	$929
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	March 31, 2023	December 31, 2022
North America	$22,462	$22,478
Colombia	8,569	8,264
Brazil	4,429	4,162
Europe	3,365	3,375
	$38,825	$38,279
6. INCOME TAXES
The company's effective income tax rate was 7.4% for the three months ended March 31, 2023 (2022: 4.5%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests' income or loss not subject to tax.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2023

7. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric	Wind	Solar	Other(1)	Total(2)
Property, plant and equipment, at fair value
As at December 31, 2022	$25,139	$4,875	$6,481	$241	$36,736
Additions, net	1	2	—	—	3
Transfer from construction work-in-progress	6	1	204	—	211
Transfer to assets held for sale	—	—	—	—	—
Acquisitions through business combinations	—	125	—	—	125
Disposals	—	—	—	(5)	(5)
Items recognized through OCI:
Change in fair value	—	—	—	—	—
Foreign exchange	369	25	55	3	452
Items recognized through net income:
Depreciation	(131)	(74)	(94)	(7)	(306)
As at March 31, 2023	$25,384	$4,954	$6,646	$232	$37,216
Construction work-in-progress
As at December 31, 2022	$212	$497	$380	$3	$1,092
Additions	9	95	47	1	152
Transfer to property, plant and equipment	(6)	(1)	(204)	—	(211)
Items recognized through OCI:
Foreign exchange	1	8	6	—	15
As at March 31, 2023	$216	$599	$229	$4	$1,048
Total property, plant and equipment, at fair value
As at December 31, 2022(2)	$25,351	$5,372	$6,861	$244	$37,828
As at March 31, 2023(2)	$25,600	$5,553	$6,875	$236	$38,264
(1)Includes cogeneration and biomass.
(2)Includes right-of-use assets not subject to revaluation of $49 million (2022: $48 million) in our hydroelectric segment, $125 million (2022: $127 million) in our wind segment, $150 million (2022: $151 million) in our solar segment , and nil (2022: nil) in other.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2023

8. BORROWINGS
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, and non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in the United States and Europe consist of both fixed and floating interest rate debt indexed to the Secured Overnight Financing Rate (“SOFR”), the Sterling Overnight Index Average (“SONIA”), the London Interbank Offered Rate (“LIBOR”) and the Euro Interbank Offered Rate ("EURIBOR"). The company uses interest rate swap agreements in the United States and Colombia to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia include floating interest rates of Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, or Colombian Consumer Price Index (“IPC”), the Banco Central de Colombia inflation rate, plus a margin.
Effective January 1, 2022, SONIA replaced £ LIBOR, and Euro Short-term Rate (“€STR”) replaced € LIBOR. It is also currently expected that SOFR will replace US$ LIBOR prior to June 30, 2023 and the Canadian Overnight Repo Rate Average (“CORRA”) is expected to replace CDOR after June 28, 2024.
As at March 31, 2023, the company’s floating rate borrowings have not been materially impacted by SONIA and €STR reforms. The company has a transition plan for the replacement of US$ LIBOR with the Secured Overnight Financing Rate (“SOFR”) benchmark on June 30, 2023. This plan involves certain amendments to the contractual terms of US$ LIBOR referenced floating rate borrowings, interest rate swaps, interest rate caps and updates to hedge designations. Our transition plan is materially complete. These amendments are not expected to have a material impact.
The composition of non-recourse borrowings is presented in the following table:

	March 31, 2023				December 31, 2022
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)(3)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)(2)
Hydroelectric	8.6	7	$6,725	$6,604	8.2	7	$6,612	$5,945
Wind	5.5	8	2,468	2,415	5.2	8	2,331	2,230
Utility-scale Solar	5.8	13	4,014	3,949	5.5	13	4,041	3,926
Distributed energy & sustainable solutions	5.2	11	782	751	5.1	11	796	746
Total	7.1	9	$13,989	$13,719	6.6	9	$13,780	$12,847
Add: Unamortized premiums(4)			17				17
Less: Unamortized financing fees(4)			(81)				(82)
Less: Current portion			(1,475)				(1,299)
			$12,450				$12,416
(1)Includes $23 million (2022: $1 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Includes $12 million (2022: $12 million) outstanding to an associate of Brookfield. Refer to Note 17 - Related party transactions for more details.
(3)Excluding credit facilities total weighted-average term is 8 years.
(4)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
9. NON-CONTROLLING INTERESTS
The company`s non-controlling interests are comprised of the following:

(MILLIONS)	March 31, 2023	December 31, 2022
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$10,512	$10,680
Participating non-controlling interests – in a holding subsidiary held by the partnership	279	271
	$10,791	$10,951

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2023

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Brookfield Infrastructure Income Fund	Isagen Institutional partners	Isagen public non-controlling interests	The Catalyst Group	TerraForm Power	Other	Total
As at December 31, 2022	$477	$2,615	$3,061	$707	$233	$2,159	$13	$115	$832	$468	$10,680
Net income (loss)	33	44	30	(7)	—	35	—	4	(4)	8	143
Other comprehensive income (loss)	(30)	37	43	20	2	84	1	—	8	(14)	151
Capital contributions	—	—	—	42	—	—	—	—	—	10	52
Disposal	(388)	—	—	—	—	—	—	—	—	—	(388)
Dividends declared	(14)	(25)	(40)	(5)	(4)	(27)	—	—	(16)	(13)	(144)
Other	27	1	(1)	(1)	—	1	—	—	(7)	(2)	18
As at March 31, 2023	$105	$2,672	$3,093	$756	$231	$2,252	$14	$119	$813	$457	$10,512
Interests held by third parties	75% - 78%	43% - 60%	23% - 71%	75%	1.5% - 6.8%	53%	0.3%	25%	33%	0.3% - 80%

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2023

10. BEPC EXCHANGEABLE SHARES, BEPC CLASS B SHARES AND BEPC CLASS C SHARES
The BEPC exchangeable shares and class B shares are classified as liabilities due to their exchange and cash redemption features. As at March 31, 2023, the BEPC exchangeable shares and class B shares were remeasured to $31.51 per share to reflect the NYSE closing price of a BEP unit. Remeasurement gains or losses associated with these shares are recorded in the interim consolidated statements of income (loss). During the three months ended March 31, 2023, our shareholders exchanged 1,742 BEPC exchangeable shares for an equal number of BEP units resulting in a decrease of less than $1 million to our financial liability (2022: 3,341 shares resulting in a decrease of less than $1 million). During the three months ended March 31, 2023, the company declared dividends of $58 million (2022: $55 million) on its BEPC exchangeable shares outstanding. Dividends on BEPC exchangeable shares are presented as interest expense in the interim consolidated statements of income (loss).
The following table provides a continuity schedule of outstanding BEPC exchangeable and class B shares along with the corresponding liability and remeasurement gains and losses.

	BEPC exchangeable shares outstanding (units)	BEPC class B shares outstanding (units)	BEPC exchangeable and BEPC class B shares ($ million)
Balance, as at December 31, 2022	172,218,098	165	$4,364
Share issuance	11,893	—	—
Share exchanges	(1,742)	—	—
Remeasurement of liability	—	—	1,063
Balance, as at March 31, 2023	172,228,249	165	$5,427
Similar to BEPC exchangeable shares and BEPC class B shares, BEPC class C shares are classified as liabilities due to their cash redemption feature. However, BEPC class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. There are 189.6 million BEPC class C shares issued and outstanding as at March 31, 2023.
In December 2022, the company renewed its normal course issuer bid for its outstanding BEPC exchangeable shares. The company is authorized to repurchase up to 8,610,905 BEPC Exchangeable shares, representing 5% of its issued and outstanding BEPC exchangeable shares. The bids will expire on December 15, 2023, or earlier should the company complete its repurchases prior to such data. There were no BEPC exchangeable shares repurchased during the three months ended March 31, 2023.
11. EQUITY-ACCOUNTED INVESTMENTS
The following are the company’s equity-accounted investments for the three months ended March 31, 2023:

(MILLIONS)	March 31, 2023
Opening balance	$451
Investment	107
Share of net income	3
Share of other comprehensive income	1
Dividends received	(1)
Ending balance	$561
On March 17, 2023, the company’s institutional partners completed the sale of a 78% interest in a 378 MW operating hydroelectric portfolio in the U.S., of which 28% was sold to affiliates of Brookfield Corporation. The company retained its 22% interest in the investment and accordingly, did not receive proceeds from the sale. Subsequent to the completion of the sale, the company no longer consolidates this investment and recognized $105 million as an equity-accounted investment for its interest.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2023

12. CASH AND CASH EQUIVALENTS
The company’s cash and cash equivalents are as follows:

(MILLIONS)	March 31, 2023	December 31, 2022
Cash	$375	$433
Cash subject to restriction	207	207
Short-term deposit	75	2
	$657	$642
13. RESTRICTED CASH
The company’s restricted cash is as follows:

(MILLIONS)	March 31, 2023	December 31, 2022
Operations	$32	$27
Credit obligations	23	30
Development projects	—	11
Total	55	68
Less: non-current	(27)	(24)
Current	$28	$44
14. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
The company's trade receivables and other current assets are as follows:

(MILLIONS)	March 31, 2023	December 31, 2022
Trade receivables	$547	$506
Collateral deposits(1)	284	603
Prepaids and other	68	53
Income tax receivables	54	66
Inventory	21	18
Other short-term receivables	96	75
	$1,070	$1,321
(1)Collateral deposits are related to energy derivative contracts the company enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of the company's risk management strategy.
The company primarily receives payments monthly for invoiced PPA revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2023

15. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The company's accounts payable and accrued liabilities are as follows:

(MILLIONS)	March 31, 2023	December 31, 2022
Operating accrued liabilities	$198	$258
Accounts payable	142	154
Interest payable on non-recourse borrowings	105	85
Income tax payable	81	74
Current portion of lease liabilities	26	26
BEPC exchangeable shares distributions payable(1)	15	14
Other	30	10
	$597	$621
(1)Includes amounts payable only to external shareholders. Amounts payable to Brookfield and the partnership are included in due to related parties.
16. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, the company has entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
In the normal course of business, the company will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at March 31, 2023, the company had $412 million (2022: $505 million) of capital expenditure commitments of which $360 million is payable in 2023, $46 million is payable in 2024 , $1 million is payable in 2025 to 2027, and $5 million thereafter.
The following table lists the assets and portfolio of assets that the Company, together with institutional partners have agreed to acquire which are subject to customary closing conditions as at March 31, 2023:

Region	Technology	Capacity	Consideration	The Company’s Economic Interest	Expected Close
U.S	Distributed energy & sustainable solutions	220 MW development	$14 million	20%	Q4 2023
An integral part of the company’s strategy is to participate with institutional partners in Brookfield-sponsored private equity funds that target acquisitions that suit the company’s profile. In the normal course of business, the company has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, the company will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), the company, or by co-investors.
Contingencies
The company and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on the company’s consolidated financial position or results of operations.
The company’s subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2023

The company, along with institutional partners, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Income Fund and Brookfield Global Transition Fund I. The company’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by the company’s subsidiaries as at March 31, 2023 were $966 million (December 31, 2022: $994 million).
 Guarantees
In the normal course of operations, the company executes agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, power marketing activities such as purchase and sale agreements, swap agreements, sales and purchases of assets and services, and the transfer of tax credits or renewable energy grants from tax equity partnerships. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings and guarantee agreements prevents the company from making a reasonable estimate of the maximum potential amount that the company could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.
Two direct and indirect wholly-owned subsidiaries of our company fully and unconditionally guaranteed (i) any and all present and future unsecured debt securities issued by Brookfield Renewable Partners ULC, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) all present and future senior preferred shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BRP Equity, (iii) certain of BEP’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BEP, (iv) the obligations of all present and future bilateral credit facilities established for the benefit of Brookfield Renewable, and (v) notes issued by Brookfield BRP Holdings (Canada) Inc. under its U.S. commercial paper program. BRP Bermuda Holdings I Limited (“BBHI”) and BEP Subco Inc. subsidiaries of the company have guaranteed the perpetual subordinated notes issued by Brookfield BRP Holdings (Canada) Inc. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
17. RELATED PARTY TRANSACTIONS
The company’s related party transactions are recorded at the exchange amount. The company’s related party transactions are primarily with the partnership and Brookfield.
Brookfield has provided a $400 million committed unsecured revolving credit facility maturing in December 2023 and the draws bear interest at Secured Overnight Financing Rate (“SOFR”) plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield. Brookfield may from time to time place funds on deposit with the company which are repayable on demand including any interest accrued. There were nil funds placed on deposit with the company as at March 31, 2023 (December 31, 2022: nil). The interest expense on the Brookfield revolving credit facility and deposit for the three months ended March 31, 2023 totaled nil (2022: less than $1 million).

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2023

The following table reflects the related party agreements and transactions for the three months ended March 31 in the interim consolidated statements of income:

	Three months ended March 31
(MILLIONS)	2023	2022
Revenues
Power purchase and revenue agreements	$65	$39

Direct operating costs
Energy purchases	$(7)	$(4)
Energy marketing fee & other services	(3)	(5)
	$(10)	$(9)

Interest expense
Borrowings	$(4)	$(4)

Other
Interest income	$2	$2
Dividend income	$1	—
Other related party services	$(1)	$(1)

Management service agreement	$(36)	$(52)
The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position:

(MILLIONS)	Related party	March 31, 2023	December 31, 2022
Current assets
Due from related parties
Amounts due from	Brookfield	$39	$41
	The partnership	896	563
	Equity-accounted investments and other	12	11
		$947	$615
Non-current assets
Due from related parties
Amounts due from	Equity-accounted investments and other	$9	$9

Current liabilities
Due to related parties
Amounts due to	Brookfield	$41	$37
	The partnership	380	315
	Equity-accounted investments and other	37	12
	Brookfield Reinsurance and associates	102	$100
		$560	$464
Non-recourse borrowings	Brookfield	23	1
		$583	$465
Non-current liabilities
	Brookfield Reinsurance and associates	12	12
		$12	$12

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2023

GENERAL INFORMATION
Corporate Office
250 Vesey Street
15th Floor
New York, NY, 10281
United States
Tel:  (212) 417-7000
https://bep.brookfield.com/bepc
Officers of Brookfield Renewable Corporation
Connor Teskey
Chief Executive Officer
Wyatt Hartley
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
9th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of Brookfield Renewable Corporation
Jeffrey Blidner
Eleazar de Carvalho Filho
Scott Cutler
Nancy Dorn
David Mann
Lou Maroun
Patricia Zuccotti
Stephen Westwell
Randy MacEwen
Dr. Sarah Deasley
Exchange Listing
NYSE: BEPC (share unit)
TSX:    BEPC (share unit)
Investor Information
Visit Brookfield Renewable Corporation online at
https://bep.brookfield.com/bepc for more information. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 649-8172 or
enquiries@brookfieldrenewable.com

Brookfield Renewable Corporation

bep.brookfield.com

NYSE: BEPC
TSX: BEPC.UN